Filed Pursuant to Rule 424(b)(3)
File No. 333-139679

PROSPECTUS SUPPLEMENT NO. 3
To Prospectus dated June 8, 2007,
declared effective June 8, 2007

91,210,822 Shares

COMBIMATRIX CORPORATION

Split Off from Acacia Research Corporation

This Prospectus Supplement No. 3, dated July 31, 2007, supplements our prospectus dated June 8, 2007, relating to the offer of up to 91,210,822 shares of our common stock in connection with the redemption by Acacia Research Corporation of Acacia Research-CombiMatrix common stock for our common stock.

You should read this Prospectus Supplement No. 3 in conjunction with the Prospectus. This Prospectus Supplement No. 3 is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements to it. This Prospectus Supplement No. 3 is qualified by reference to the Prospectus, except to the extent that the information provided by this Prospectus Supplement No. 3 supersedes information contained in the Prospectus.

On July 26, 2007, the U.S. Department of Defense (or “DoD”) awarded a one-year, $2.2 million contract to CombiMatrix Corp. for further development of our microarray technologies for a multipathogen and chemical detection system. The primary objectives of the contract are to continue development of an automated biothreat agent detection system based upon the CombiMatrix complementary metal oxide semiconductor (or “CMOS”) microarray and electrochemical detection, to continue the integration of serological and genomic assays for orthogonal testing and to explore new methods of detection that expand target identification, reduce reagent burden, and improve assay time. Under the terms of this contract, CombiMatrix will perform research and development activities, as described under the contract, and will be reimbursed on a periodic basis for actual costs incurred to perform these obligations, plus a fixed fee, of up to $2.2 million.

The date of this prospectus supplement is July 31, 2007